UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 Amendment No. 5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EAGLE SUPPLY GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   269894-10-1

                                 (CUSIP Number)

   Bradco Supply Corporation                   Barry Segal
   13 Production Way                           c/o Bradco Supply Corporation
   P.O. Box 67                                 13 Production Way
   Avenel, New Jersey 07001                    P.O. Box 67
   Phone: (732) 382-3400                       Avenel, New Jersey 07001
                                               Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                   May 2, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 269894-10-1             SCHEDULE 13D                 Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        61,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               61,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.72%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO. 269894-10-1             SCHEDULE 13D                 Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        897,680
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               897,680
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      958,680
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.26%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby supplement and amend the Schedule 13D, originally filed jointly by the Reporting Persons on February 2, 2001, as amended by Amendment No. 1 filed May 31, 2001, Amendment No. 2 filed July 3, 2001, Amendment No. 3 dated July 25, 2001 and Amendment No. 4 dated February 14, 2002 (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Eagle Supply Group, Inc. ("Eagle" or "Company").

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      Information Regarding Bradco

      -------------------------------------

                  No change

       Information Regarding Barry Segal

      -------------------------------------

                  No change

Item 3. Source and Amount of Funds or Other Consideration

     Since last reported, Bradco has further directly sold a net amount of 200 shares of Company Common Stock on the open market for the aggregate net sale price of approximately $1,005. Since last reported, Segal has further directly sold a net amount of 143,400 shares of Company Common Stock on the open market for the aggregate net sale price of approximately $526,139. An itemized breakdown of the daily transactions for the prior 60 days is more fully set forth in Item 5 below. The source of funds for the payment by Segal for the purchased portion of such Company Common Stock was with borrowed funds obtained from his broker on a margin basis and personal funds. These borrowed funds are secured by the securities held by such broker on Segal's behalf. The source of funds for the payment by Bradco for the purchased portion of such Company Common Stock was working capital.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

     (a) Segal is the direct beneficial owner of 897,680 shares of Company Common Stock, representing approximately 10.55% of the outstanding Company Common Stock (based on the 8,510,000 shares of Company Common Stock reported to be outstanding in the Company's most recent Quarterly Report on Form 10Q). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 61,000 shares of Company Common Stock owned by Bradco, representing approximately 0.72% of the outstanding Company Common Stock.

Therefore, Segal may be deemed the beneficial owner of 958,680 shares of Company Common Stock representing approximately 11.26% of the outstanding Company Common Stock.

     (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by it.

     (c) Within the last 60 days, the following purchase and sales of Company Common Stock have been effected on the open market by Segal and Bradco.

Trade Type                    Quantity                 Date            Price                Total
---------------------        ------------          -------------   -------------      ------------------
Bought                          2,000               03/20/2002         $3.48              $    6,960
Bought                          2,000               03/20/2002         $3.50              $    7,000
Bought                            100               03/21/2002         $3.59              $      359
Bought                            900               03/21/2002         $3.64              $    3,276
Bought                          1,000               03/28/2002         $3.28              $    3,280
Bought                            200               03/28/2002         $3.20              $      640
Bought                            800               03/28/2002         $3.22              $    2,576
Sold                            1,000               04/18/2002         $3.82              $    3,820
Sold                            1,400               04/18/2002         $3.80              $    5,320
Sold                            1,600               04/18/2002         $3.75              $    6,000
Sold                            1,000               04/19/2002         $3.50              $    3,500
Sold                            1,000               04/19/2002         $3.40              $    3,400
Sold                            4,000               04/19/2002         $3.50              $   14,000
Sold                            4,000               04/19/2002         $3.52              $   14,080
Sold                            4,000               04/19/2002         $3.52              $   14,080
Sold                            3,100               04/22/2002         $3.45              $   10,695
Sold                            1,500               04/23/2002         $3.60              $    5,400
Sold                            4,000               04/23/2002         $3.68              $   14,720
Sold                            4,000               04/23/2002         $3.70              $   14,800
Sold                            4,000               04/24/2002         $3.68              $   14,720
Sold                            4,000               04/24/2002         $3.62              $   14,480
Sold                            4,000               04/24/2002         $3.62              $   14,480
Sold                            4,000               04/24/2002         $3.62              $   14,480
Sold                            4,000               04/24/2002         $3.62              $   14,480
Sold                            4,000               04/25/2002         $3.62              $   14,480
Sold                            1,000               04/25/2002         $3.65              $    3,650
Sold                            4,000               04/26/2002         $3.64              $   14,560
Sold                            3,400               04/26/2002         $3.64              $   12,376
Sold                              600               04/26/2002         $3.65              $    2,190
Sold                            4,000               04/26/2002         $3.65              $   14,600
Sold                            4,000               04/26/2002         $3.66              $   14,640
Sold                            4,000               04/26/2002         $3.66              $   14,640
Sold                            4,000               04/29/2002         $3.60              $   14,400
Sold                            2,200               05/02/2002         $3.60              $    7,920
Sold                            4,000               05/02/2002         $3.60              $   14,400
Sold                            4,000               05/02/2002         $3.60              $   14,400
Sold                              600               05/02/2002         $3.60              $    2,160
Sold                            2,400               05/02/2002         $3.62              $    8,688
Sold                            1,000               05/02/2002         $3.64              $    3,640
Sold                            4,000               05/02/2002         $3.60              $   14,400
Sold                            6,000               05/02/2002         $3.60              $   21,600

Trade Type                    Quantity                 Date            Price                Total
---------------------        ------------          -------------   -------------      ------------------
Sold                            4,000               05/02/2002         $3.60              $   14,400
Sold                            7,000               05/03/2002         $3.70              $   25,900
Sold                            8,000               05/03/2002         $3.75              $   30,000
Sold                            8,000               05/03/2002         $3.79              $   30,320
Sold                            2,600               05/03/2002         $3.79              $    9,854
Sold                            2,400               05/06/2002         $3.80              $    9,120
Sold                            2,200               05/06/2002         $3.81              $    8,382
Sold                            4,000               05/06/2002         $3.85              $   15,400
Sold                              600               05/06/2002         $3.90              $    2,340
Sold                            4,000               05/06/2002         $3.85              $   15,400
Sold                            4,000               05/08/2002         $3.73              $   14,920

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     ------------------------------------

     None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

     Exhibit A - Joint Filing Statement

     Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to Schedule A of the Reporting Persons of the initial
Schedule 13D filed February 2, 2000).

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 9, 2002

                                            BRADCO SUPPLY CORPORATION


                                            By: /s/ Barry Segal
                                                --------------------------------
                                            Name: Barry Segal
                                            Title: Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 9, 2002


                                            By: /s/ Barry Segal
                                                --------------------------------
                                            Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

     In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Eagle Supply Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of May 9, 2002.

                                             BRADCO SUPPLY CORPORATION


                                             By: /s/ Barry Segal
                                                --------------------------------
                                             Name: Barry Segal
                                             Title: Chief Executive Officer


                                             By: /s/ Barry Segal
                                                --------------------------------
                                             Name: Barry Segal